
RWE

Notice in Accordance with Sec. 15 of the Securities Trading Act of RWE AG, Essen

- The sender is solely responsible for the contents of this notice -


02002773

RWE deconsolidates non-core construction business

Essen, January 24, 2002

RWE no longer fully consolidates its holding of HOCHTIEF AG in the Group's financial statements as from January 1, 2002. Construction and civil engineering is known to be part of the non-core operations under the Multi-Utility strategy. This is the company's first step toward the announced disposal of Germany's largest construction group in the medium term. HOCHTIEF will be involved in this process.

RWE AG owns 62.28% of HOCHTIEF's shares, including 45.64% directly. 16.64% are held indirectly by the holding company Francommerz, in which RWE has an interest of 60% (other shareholders: Allianz, Commerzbank, Münchner Rück). RWE AG will reduce its direct holding to less than 40% and also give up its majority holding of Francommmerz. The conditions for full consolidation are thus no longer satisfied. The transaction is carried out among the shareholders of Francommerz.

The deconsolidation will be reflected in RWE's consolidated financial statements. In the balance sheet, HOCHTIEF will in the future be shown under the item "financial assets" based on the equity method. The income statement will then exclusively include the prorated income accounted for by RWE under net income from investments.